United States securities and exchange commission logo





                             October 14, 2020

       Mark A. Parkey
       Chief Executive Officer and President
       J. Alexander's Holdings, Inc.
       3401 West End Avenue, Suite 260
       P.O. Box 24300
       Nashville, TN

                                                        Re: J. Alexander's
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 29, 2019
                                                            Filed March 13,
2020
                                                            File No. 1-37473

       Dear Mr. Parkey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 29, 2019

       Item 7. Management's Discussion and Analysis of Financial Conditions and Results of
       Operations, page 37

   1. We note you provided financial statements covering three years in the filing and omitted the discussion and
analysis of results of operations for the year ended December 30, 2018 as compared to the year
ended December 31, 2017 since such discussion and analysis was already included in
Form 10-K for the year ended December 30, 2018. As required by
                                                        Item 303 of Regulation
S-K, please include a statement that identifies the location in the prior filing where the
omitted discussion may be found.
 Mark A. Parkey
FirstName LastNameMark     A. Parkey
J. Alexander's Holdings, Inc.
Comapany
October 14,NameJ.
            2020 Alexander's Holdings, Inc.
October
Page  2 14, 2020 Page 2
FirstName LastName
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Income and Comprehensive Income, page 55

2. It appears from your disclosure on page 39 that cost of sales may consist exclusively of food and beverage costs. If so, we believe you should consider retitling this caption accordingly because your cost of sales is not burdened with other direct and indirect costs of producing your food and beverages.
Notes to Consolidated Financial Statements
Note 2     Summary of Significant Accounting Policies
(u) Segment Reporting, page 63

3. We note you have aggregated your operating segments into a single reportable segment on the basis that your restaurants have similar economic characteristics, products and services, class of customer and distribution methods. We also note from page 42 that the average check per guest at Stoney River restaurants was $42.35 in 2019 as compared to
         $32.46 per guest at J. Alexanders / Grill restaurants. Please explain to us how the long-
         term average margins of Stoney River restaurants and J. Alexanders / Grill restaurants are similar given the difference in revenue per guest, as higher revenues may possibly indicate higher margins. As part of your response, please tell us the historical margins of these operating segments during the periods presented and provide us with your analysis of the factors you considered when evaluating whether your operating segments possess similar economic characteristics and meet the criteria for aggregation under ASC 280-10-50-11, including the measure the CODM uses to review operating performance and allocate resources. Finally, tell us how you considered the disclosure requirements in
         ASC 280-10-50-40 related to information about products and services and disaggregation of revenues disclosure requirements in ASC 606-10-50-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jessica L. Hagler, Chief Financial Officer